UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

February 29, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $1,650,000 Buffered Super Track Notes due February 27, 2014 Linked to the Performance of the Dow-Jones-UBS Commodity Index

•                  $2,700,000 Capped Market Plus Notes due February 27, 2014 Linked to the S&P 500® Index

•                  $1,900,000 Notes due February 29, 2016 Linked to the Performance of a Basket of Commodity Indices

•                  $564,000 Notes linked to the Barclays Capital Voyager III DJ-UBSCISM Excess Return Index due February 27, 2014

•                  $1,000,000 Buffered SuperTrackSM Digital Notes due February 28, 2014 Linked to the Performance of the S&P 500® Index

•                  $1,490,000 Buffered Digital Plus Notes due August 31, 2015 Linked to the Performance of the Dow Jones Industrial AverageSM

•                  $100,000 12.00% Exchangeable Notes due May 31, 2012 (Linked to the Common Stock of Abercrombie & Fitch Co.- Class A Common Stock)

•                  $100,000 10.10% Exchangeable Notes due May 31, 2012 (Linked to the Common Stock of Morgan Stanley)

•                  $100,000 10.85% Exchangeable Notes due May 31, 2012 (Linked to the Common Stock of Western Refining, Inc.)

•                  $100,000 10.75% Exchangeable Notes due August 31, 2012 (Linked to the Common Stock of Silver Wheaton Corp.)

•                  $3,500,000 9.75% Exchangeable Notes due February 28, 2013 (Linked to the Common Stock of Freeport-McMoRan Copper & Gold Inc.)

•                  $100,000 10.40% Exchangeable Notes due February 28, 2013 (Linked to the Common Stock of Green Mountain Coffee Roasters, Inc.)

•                  $1,450,000 15.25% Exchangeable Notes due February 28, 2013 (Linked to the Common Stock of Valero Energy Corporation)

•                  $300,000 10.00% Exchangeable Notes due August 31, 2012 (Linked to the Common Stock of Peabody Energy)

•                  $100,000 11.00% Exchangeable Notes due February 28, 2013 (Linked to the Common Stock of Superior Energy Services, Inc.)

•                  $100,000 8.25% Exchangeable Notes due February 28, 2013 (Linked to the Common Stock of MetLife, Inc.)

•                  $4,144,000 Buffered Return Enhanced Notes due February 27, 2014 Linked to the Performance of a Basket of Commodities and a Commodity Index

•                  $970,000 Notes due September 3, 2013 Linked to the Performance of The Industrial Select Sector SPDR Fund

•                  $3,565,000 Notes due September 3, 2013 Linked to the Performance of The Technology Select Sector SPDR® Fund

•                  $22,216,000 Buffered Return Enhanced Notes due March 13, 2013 Linked to the S&P 500® Index

•                  $1,463,000 Notes linked to the Barclays Capital Voyager II DJ-UBSCISM Total Return Index Due February 28, 2017

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: February 29, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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